Term sheet No. 1326B
To underlying supplement No. 1 dated September 29, 2009,
product supplement B dated March 1, 2011,
prospectus supplement dated September 29, 2009
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated September 28, 2011; Rule 433

Deutsche Bank AG, London Branch
$ Barrier Step Securities Linked to the S&P 500® Index due October 1*, 2014
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The Barrier Step Securities (the “securities”) are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index (the “Index”).  If a Barrier Event does not occur, investors will be entitled to receive a return at maturity equal to the greater of (a) the Index Return and (b) the Step Return. If a Barrier Event does occur, investors will be fully exposed to the negative Index Return. The securities do not pay coupons or dividends, and investors should be willing to lose some or all of their investment if a Barrier Event occurs and the Index Return is negative. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch due on or about October 1*, 2014.
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000.
•	The securities are expected to price on or about September 28*, 2011 (the “Trade Date”) and are expected to settle on or about October 3*, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (Ticker: SPX)
Issue Price:	100% of the Face Amount
Barrier Event:	A Barrier Event occurs if, on any day during the Observation Period, the closing level of the Index is less than the Barrier Level.
Barrier Level:	50.00% of the Initial Level
Payment at Maturity:
•  If a Barrier Event has not occurred, you will be entitled to receive a cash payment at maturity that provides you with a return per $1,000 Face Amount of securities equal to the greater of the Index Return and the Step Return. Accordingly, the Payment at Maturity per $1,000 Face Amount of securities will be calculated as follows:

$1,000 + ($1,000 x the greater of (i) Index Return and (ii) Step Return)

•  If a Barrier Event has occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Index. Accordingly, the payment at maturity per $1,000 Face Amount of securities will be calculated as follows:

$1,000 + ($1,000 x Index Return)
Under these circumstances, you may lose some or all of your investment in the securities.
Any payment at maturity of the securities is subject to the credit of the Issuer.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Index Return may be positive, zero or negative.
Step Return:	15.00% to 19.00%. The actual Step Return will be determined on the Trade Date.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Initial Level:	The closing level of the Index on the Trade Date
Final Level:	The closing level of the Index on the Final Valuation Date
Trade Date:	September 28*, 2011
Settlement Date:	October 3*, 2011
Final Valuation Date†:	September 26*, 2014
Maturity Date†:	October 1*, 2014
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 D 81 / US2515A1D815
* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.
† Subject to postponement in the event of a market disruption event as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet for more information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$	$
Total	$	$	$
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities
September 28, 2011

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement B dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement B dated March 1, 2011:
http://www.sec.gov/Archives/edgar/data/1159508/000119312511052380/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What Is the Payment at Maturity on the Securities Assuming a Range of Performance for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the securities. The table and the examples below assume an Initial Level of 1,160.00, a Barrier Level of 580.00 (equal to 50.00% of the hypothetical Initial Level) and a Step Return of 17.00%. The actual Initial Level, Barrier Level and Step Return will be determined on the Trade Date. The results set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Index Return	A Barrier Event Does Not Occur During the Observation Period		A Barrier Event Does Occur During the Observation Period
		Return on the Securities	Payment at Maturity	Return on the Securities	Payment at Maturity
2,320.00	100.00%	100.00%	$2,000.00	100.00%	$2,000.00
2,204.00	90.00%	90.00%	$1,900.00	90.00%	$1,900.00
2,088.00	80.00%	80.00%	$1,800.00	80.00%	$1,800.00
1,972.00	70.00%	70.00%	$1,700.00	70.00%	$1,700.00
1,856.00	60.00%	60.00%	$1,600.00	60.00%	$1,600.00
1,740.00	50.00%	50.00%	$1,500.00	50.00%	$1,500.00
1,624.00	40.00%	40.00%	$1,400.00	40.00%	$1,400.00
1,508.00	30.00%	30.00%	$1,300.00	30.00%	$1,300.00
1,392.00	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,380.40	17.00%	17.00%	$1,170.00	17.00%	$1,170.00
1,276.00	10.00%	17.00%	$1,170.00	10.00%	$1,100.00
1,218.00	5.00%	17.00%	$1,170.00	5.00%	$1,050.00
1,160.00	0.00%	17.00%	$1,170.00	0.00%	$1,000.00
1,102.00	-5.00%	17.00%	$1,170.00	-5.00%	$950.00
1,044.00	-10.00%	17.00%	$1,170.00	-10.00%	$900.00
928.00	-20.00%	17.00%	$1,170.00	-20.00%	$800.00
870.00	-25.00%	17.00%	$1,170.00	-25.00%	$750.00
812.00	-30.00%	17.00%	$1,170.00	-30.00%	$700.00
696.00	-40.00%	17.00%	$1,170.00	-40.00%	$600.00
580.00	-50.00%	17.00%	$1,170.00	-50.00%	$500.00
464.00	-60.00%	N/A	N/A	-60.00%	$400.00
348.00	-70.00%	N/A	N/A	-70.00%	$300.00
232.00	-80.00%	N/A	N/A	-80.00%	$200.00
116.00	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00
The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Barrier Event has not occurred, and the level of the Index decreases 5.00% from the Initial Level of 1,160.00 to a Final Level of 1,102.00. Because a Barrier Event has not occurred and the Index Return of -5.00% is less than the Step Return of 17.00%, the investor receives a return equal to the Step Return. Therefore, the Payment at Maturity is equal to $1,700.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000.00 + ($1,000.00 x 17.00%) = $1,700.00

Example 2: A Barrier Event has not occurred, and the level of the Index increases 30.00% from the Initial Level of 1,160.00 to a Final Level of 1,508.00. Because a Barrier Event has not occurred and the Index Return of 30.00% is greater than the Step Return of 17.00%, the investor receives a Payment at Maturity of $1,300.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000.00 + ($1,000.00 x 30.00%) = $1,300.00

Example 3: A Barrier Event has occurred, and the level of the Index decreases 60.00% from the Initial Level of 1,160.00 to a Final Level of 464.00. Because a Barrier Event has occurred and the Final Level of 464.00 is less than the Barrier Level of 580.00, the investor receives a Payment at Maturity of $400.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000.00 + ($1,000.00 x -60.00%) = $400.00

Example 4: A Barrier Event has occurred, and the level of the Index increases 30.00% from the Initial Level of 1,160.00 to a Final Level of 1,508.00. Even though a Barrier Event has occurred, since the Index Return of 30.00% is positive, the investor receives a Payment at Maturity of $1,300.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000.00 + ($1,000.00 x 30.00%) = $1,300.00

Selected Purchase Considerations

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STEP-UP APPRECIATION POTENTIAL — The securities provide the opportunity to receive at least the Step Return of between 15.00% and 19.00% (the actual Step Return will be determined on the Trade Date) if a Barrier Event does not occur, and to participate in any appreciation of the Index at maturity. If a Barrier Event has not occurred, you will be entitled to a return reflecting the greater of the Index Return and the Step Return. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If a Barrier Event has occurred, your investment will be fully exposed to any negative Index Return. Under these circumstances, you may lose some or all of your investment.

•	RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX — The return on the securities, which may be positive, zero, or negative, is linked to the performance of the S&P 500® Index.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange, and (ii) your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or any of the component stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether a Barrier Event occurs and the extent to which the Index Return is positive or negative. If a Barrier Event occurs, and the Final Level is less than the Initial Level, your investment will be fully exposed to the decline in the Index, and you will lose some, and could lose all, of your investment in the securities. Any Payment at Maturity is subject to our ability to satisfy our obligations as they become due.

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YOU WILL NOT BE ENTITLED TO ANY STEP RETURN IF A BARRIER EVENT OCCURS — The notes are subject to daily closing level monitoring. As a result, if the Index closing level on any day during the Observation Period is less than the Barrier Level, you will not be entitled to receive the Step Return, and your investment will be fully exposed to any decline in the level of the Index during the term of the securities. You will be subject to this potential loss of your investment even if the Index subsequently increases such that the Final Level is greater than the Barrier Level.

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CREDIT OF THE ISSUER — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the securities.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the Issue Price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Therefore, the value of the securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the Issue Price. The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks included in the Index would have.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level is less than the Barrier Level on any day during the Observation Period;

•	the expected volatility of the Index;

•	the time remaining to maturity of the securities;

•	the market price and dividend rate on the component stocks included in the Index;

•	interest rates and yields in the market generally and in the markets of the component stocks included in the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks included in the Index;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the term of the securities may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from September 26, 2006 through September 26, 2011. The Index closing level on September 26, 2011 was 1,162.95. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any day during the Observation Period, including the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 0.25% or $2.50 per $1,000 Face Amount of securities. DBSI may pay custodial fees of up to 0.25% or $2.50 per $1,000 Face Amount of securities to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.